

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 11, 2016

Mr. Mark Thompson
Chief Executive Officer
Concordia International Corp.
277 Lakeshore Road East
Suite 302
Oakville, Ontario   L6J 1H9

> **Re: Concordia International Corp.**
> **Form 40-F for the fiscal year ended December 31, 2015**
> **Filed March 24, 2016**
> **File No. 1-37413**

Dear Mr. Thompson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance